

February 25, 2010

<u>via U.S. mail and facsimile</u>
Mr. Everett Willard Gray, II
Chief Executive Officer
Doral Energy Corp.
415 West Wall, Suite 500
Midland, TX 79701

> **Re:** **Doral Energy Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 0-52738**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Engineering Comments on the Form 10-K for the Fiscal Year Ended July 31, 2009</u>

<u>Properties, page 13</u>

<u>Proved Reserves, page 14</u>

1. We note the volumes you have presented as "SPE Reserves" do not comply with Rule 4-10(a) of Regulation S-X and are, by definition, unproved reserves. Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of unproved reserve volumes in documents filed with the Commission. Please

Mr. Everett Willard Gray, II
Doral Energy Corp.
February 25, 2010
Page 2

       amend your document to disclose only those proved reserves that comply with
       Rule 4-10.

<u>Hanson Project – Eddy County, New Mexico, page 16</u>

2.   We note the disclosure of 2.7 million barrels of proved undeveloped oil
       equivalent reserves on page 14 and your statement that Macquarie Bank Limited
       declined your request for about $10 million in funding to develop 2 MMBOE of
       your claimed proved undeveloped reserves. The January 29, 2010 announcement
       of your intent to sell 50% of your Eddy County, NM oil and gas assets presented
       no other prospects for obtaining the necessary development funding your PUD
       reserve volumes. Without reasonable certainty of financing, these volumes do not
       meet the criteria for proved undeveloped reserves. Please amend your document
       to remove all your PUD reserves claimed at July 31, 2009.

<u>Closing Comments</u>

     Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

     You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202)
551-3717 if you have questions regarding the financial statements and related matters.
You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions
about engineering comments or me at (202) 551-3745 with any other questions.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director